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                              March 31, 2021

       Herald Chen
       President & Chief Financial Officer
       Applovin Corporation
       1100 Page Mill Road
       Palo Alto, California 94304

                                                        Re: Applovin
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 22,
2021
                                                            File No. 333-253800

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2021 letter.

       Form S-1/A filed March 22, 2021

       Risk Factors, page 64

   1. We note the disclosure indicates the federal district courts will be the exclusive forum for
                                                        Securities Act claims.
Please revise the disclosure to address any uncertainty around the enforceability of the
provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act.
 Herald Chen
FirstName  LastNameHerald Chen
Applovin Corporation
Comapany
March      NameApplovin Corporation
       31, 2021
March2 31, 2021 Page 2
Page
FirstName LastName
Use of Proceeds, page 69

2. You disclose that the company requested to draw down an additional $250M from the
         company   s $600M revolving credit facility, which it expects to close on March 31, 2021.
         Please reconcile this disclosure with your disclosure that the company intends to use
         $400M of the net proceeds to repay the entire outstanding amount under the revolving credit facility.
3. Your cross-reference to disclosure under your "Underwriting (Conflicts of Interest)"
         seems misplaced. Please advise or revise.
Experts, page 212

4. We note the disclosure stating you have agreed to indemnify and hold KPMG harmless for any legal costs and expenses incurred by KPMG in successful defense of any legal
         action that arises as a result of KPMG   s consent to the inclusion of
its audit report on
         Machine Zone, Inc.   s past financial statements included in the
filing. We also note your
         amended and restated bylaws which will provide that the company "may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise" (page 167).
         Please confirm, if true, that the indemnification agreement you have with KPMG does not permit indemnification in circumstances other than the successful defense of any legal
         action that arises as a result of KPMG   s consent to the inclusion of
its audit report on
         Machine Zone, Inc.   s past financial statements included in the
filing. Also, explain to us
         whether the provision in your revised bylaws relating to indemnification of agents will apply to KPMG, and whether it is also intended to extend to your independent registered accountant.
       You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at
(202) 551-3815 with
any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology